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                             April 28, 2021

       Michael Massaro
       CEO
       Flywire Corporation
       141 Tremont St #10
       Boston, MA 02111

                                                        Re: Flywire Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Filed April 13,
2021
                                                            CIK No. 0001580560

       Dear Mr. Massaro:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted on April 13, 2021

       Business, page 102

   1. With respect to the identification of customer identities on page 105 and elsewhere, please confirm that you have
received consents to the references in your registration statement.
 Michael Massaro
FirstName   LastNameMichael Massaro
Flywire Corporation
Comapany
April       NameFlywire Corporation
       28, 2021
April 228, 2021 Page 2
Page
FirstName LastName
      Please contact Charlie Guidry at 202-551-3621 or Mara Ransom, Office Chief, at 202-
551-3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services